U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
                                FOR FORM 10-Q

For Period Ended                                Commission File No. 0-24160
April 30, 1997                                        CUSIP No. 143083 10 3

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                             CARLYLE GOLF, INC.
                          (Full Name of Registrant)

                       10550 East 54th Avenue, Unit E
                           Denver, Colorado 80239
                   (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          One of the responsible officers of the Company has been traveling extensively and therefore has been unable to review the textual portion of the report.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

          Wendy K. Williams   (303) 371-2889

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          [X]   Yes          [ ]    No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X]   Yes          [ ]     No

          The Company's results of operations will be reflective of its acquisition of substantially all of the assets of Star Point Enterprises, Inc. d/b/a Pro-Line Cap Company of Fort Worth, Texas as of January 24, 1997. These financial results have already been announced in a press release by the Company.


                                Carlyle Golf, Inc.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 13, 1997          By: /s/Wendy K. Williams
                                 Wendy K. Williams,
                                 Chief Financial Officer